                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D - 1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13-D-2(A)

                                NationsRent, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   638588 10 3
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                                 (CUSIP Number)

                          Stephen K. Roddenberry, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                      One S.E. Third Ave., Miami, FL 33131
                             Tel. No. (305) 374-5600
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 21, 2001
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)



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CUSIP NO. 638588 10 3                    13D               PAGE  2  OF  6  PAGES
         -------------                                         -----  -----

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         NAME OF REPORTING PERSONS
   1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
               DAN BREEDEN, JR.
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)| |
   2
                                                                        (b)| |
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          SEC USE ONLY
   3

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          SOURCE OF FUNDS
   4
          00
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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
   5

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          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          United States
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                              SOLE VOTING POWER
                       7
                              18,106,764(1)
     NUMBER OF      ------------------------------------------------------------
      SHARES                  SHARED VOTING POWER
   BENEFICIALLY        8
     OWNED BY                 0
       EACH         ------------------------------------------------------------
     REPORTING                SOLE DISPOSITIVE POWER
      PERSON           9
       WITH                   18,106,764(1)
                    ------------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                      10
                              0
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
           18,106,764 (1)
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                         [ ]
   12

--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           31.6%
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           TYPE OF REPORTING PERSON
   14
           IN
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(1)      Represents 18,106,764 shares of common ctock held by DCB Holdings,
         Inc., a Florida corporation, of which the sole voting shareholder is Dan Breeden, Jr.


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CUSIP NO. 638588 10 3                    13D               PAGE  3  OF  6  PAGES
         -------------                                         -----  -----

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         NAME OF REPORTING PERSONS
   1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
               DCB HOLDINGS, INC.
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)| |
   2
                                                                        (b)| |
--------------------------------------------------------------------------------
          SEC USE ONLY
   3

--------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
          00
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
   5

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          Florida
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                              SOLE VOTING POWER
                       7
                              18,106,764
     NUMBER OF      ------------------------------------------------------------
      SHARES                  SHARED VOTING POWER
   BENEFICIALLY        8
     OWNED BY                 0
       EACH         ------------------------------------------------------------
     REPORTING                SOLE DISPOSITIVE POWER
      PERSON           9
       WITH                   18,106,764
                    ------------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                      10
                              0
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
           18,106,764
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                          [ ]
   12

--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           31.6%
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON
   14
           CO
--------------------------------------------------------------------------------



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CUSIP NO. 638588 10 3                    13D               PAGE  4  OF  6  PAGES
         -------------                                         -----  -----

The reporting persons (the "Reporting Persons") listed on the cover pages to this Schedule 13D hereby make the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the common stock, $.01 par value per share (the "Common Stock"), of NationsRent, Inc. a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 450 East Las Olas Boulevard, 14th Floor, Fort Lauderdale, Florida 33301.

ITEM 2.  IDENTITY AND BACKGROUND

This Statement is being filed jointly by Dan Breeden, Jr. ("Mr. Breeden") and DCB Holdings, Inc., a Florida corporation ("DCB"). Mr. Breeden is the President, sole director and sole shareholder of DCB. DCB's principal business is to make, hold, and manage investments. Mr. Breeden is the Chief Financial Officer of Johnson Development Association, Inc., which is located at 961 E. Main Street Spartanburg, South Carolina 29302.

Mr. Breeden's business address is 961 E. Main Street, Spartanburg, South Carolina 23902. The business address of DCB is 450 East Las Olas Boulevard, Suite 1500, Fort Lauderdale, Florida, 33301.

Mr. Breeden has not during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Breeden is a citizen of the United States of America. DCB is a Florida corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 21, 2001, 18,106,764 shares of Common Stock were acquired by the Reporting Persons in exchange for certain promissory notes in the aggregate principal amount of $362,135.28. As a result of such acquisition, DCB and Mr. Breeden became a beneficial owner of more than five percent of the Common Stock, and each is, therefore, subject to the filing requirements of Section 13(d) of the Exchange Act.

ITEM 4.  PURPOSE OF THE TRANSACTION

The Reporting Persons intend to hold the Common Stock for investment purposes. None of the Reporting Persons, or to their knowledge, any other person named in
Item 2 above, have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) through 4(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

DAN BREEDEN, JR.

         (a) Amount beneficially owned: 18,106,764. As the President, sole director and sole shareholder of DCB, Mr. Breeden may be deemed to beneficially own the 18,106,764 shares of Common Stock beneficially owned by DCB described below.

         (b)      Percent of class: 31.56%.

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote      18,106,764

                  (ii)  Shared power to vote or to direct the vote         0


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CUSIP NO. 638588 10 3                    13D               PAGE  5  OF  6  PAGES
         -------------                                         -----  -----

                  (iii)  Sole power to dispose or to direct the
                         disposition of                               18,106,764

                  (iv)   Shared power to dispose or to direct the
                         disposition of                                     0


DCB:

         (a)      Amount beneficially owned: 18,106,764

         (b)      Percent of class: 31.56%.

         (c)      Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote     18,106,764

                  (ii)   Shared power to vote or to direct the vote         0

                  (iii)  Sole power to dispose or to direct the
                         disposition of                               18,106,764

                  (iv)   Shared power to dispose or to direct the
                         disposition of                                     0

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1.   Joint Filing Agreement.

          Exhibit 2. Form of Promissory Note - Form reflects similar terms for all notes referenced in Item 3 above.

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CUSIP NO. 638588 10 3                    13D               PAGE  6  OF  6  PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 31, 2001               /s/ Dan Breeden, Jr.
                                       -----------------------------------------
                                       DAN BREEDEN, JR.



Dated: December 31, 2001               DCB HOLDINGS, INC., a Florida
                                       corporation



                                       By: /s/ Dan Breeden, Jr.
                                       -----------------------------------------
                                       Dan Breeden, Jr.
                                       President

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representation (other than an executive officer or general partner of the filing persons, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constituted federal criminal violations (See 18 U.S.C. 1001)



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                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that this Statement on Schedule 13D with respect to the Common Stock of NationsRent, Inc. of even date herewith is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: December 31, 2001               /s/ Dan Breeden, Jr.
                                       -----------------------------------------
                                       DAN BREEDEN, JR.



Dated: December 31, 2001               DCB HOLDINGS, INC., a Florida
                                       corporation



                                       By: /s/ Dan Breeden, Jr.
                                       -----------------------------------------
                                       Dan Breeden, Jr.
                                       President